                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Donnelly Corporation, Class A
                       ---------------------------------
                                (NAME OF ISSUER)



                                  Common Stock
                       ---------------------------------
                         (Title of Class of Securities)


                                    257870105
                       ---------------------------------
                                 (CUSIP Number)


                                December 31, 1998
                       ---------------------------------
                                     (Date)


        Check the following box if fee is being paid with this statement


              -----------------------------------------------------







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CUSIP NO.     257870105
------------------------------------------------------------------------------

1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of           BANK ONE CORPORATION
         Above Persons
---------------------------------------------------------------------------


2)       Check the Appropriate Box if a
         Member of a Group                              (a) _____________
         (See Instructions)                             (b) _____________
-----------------------------------------------------------------------------

3)       SEC Use only
------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                    ILLINOIS
------------------------------------------------------------------------------

Number of Shares          (5)  Sole Voting Power                       388,970
                                                             -----------------
Beneficially              (6)  Shared Voting Power                           0
                                                             -----------------
Owned by                  (7)  Sole Dispositive Power                  292,697
                                                             -----------------
Each Reporting            (8)  Shared Dispositive Power                 84,173
                                                             -----------------
Person with
------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                                 388,970
         Owned by Each Reporting Person                      -----------------

------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                         6.70%
                                                               -------------
------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                          HC


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----------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 1

Item 1(a)   Name of Issuer:                        Donnelly Corporation
                                                  -----------------------
Item 1(b)   Address of Issuer's principal executive
             offices:                                 414 E. 40th St.
                                                  -----------------------
                                                      Holland, MI 49423
                                                  -----------------------


Item 2(a)   Name of person filing:          BANK ONE CORPORATION

Item 2(b)   Address of principal business office or,   One First National Plaza
            if none residence:                               Chicago, IL 60670

Item 2(c)   Citizenship:                                Not Applicable

Item 2(d)   Title of class of securities:                 Common Stock
                                                        --------------------
Item 2(e)   CUSIP No.:                                     257870105
                                                        --------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

         This beneficial ownership by BANK ONE CORPORATION with respect to
         common shares of      Donnelly Corporation, Class A
                         ----------------------------------------------
                                                                      :
         -------------------------------------------------------------
         (a) Amount beneficially owned:                  388,970
                                                 ----------------
         (b) Percent of class                              6.70%
                                                 ---------------

         (c) Number of shares as to which such person has:

             (i)      Sole power to vote or to direct the vote:       388,970
                                                                  ------------
             (ii)     Shared power to vote or to direct the vote:           0
                                                                  ------------
             (iii)    Sole power to dispose or to direct the
                      disposition of:                                 292,697
                                                                  ------------
             (iv)     Shared power to dispose or to direct the
                      disposition of:                                   84,173
                                                                  ------------


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Item 5.  Ownership of 5 percent or less of a Class.                   N/A
                                                                 ----------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.    N/A
                                                                      ---------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. ------

                               NBD Bank (Michigan)

Item 8.  Identification and Classification of Members of the Group.     N/A
                                                                  ------------

Item 9.  Notice of Dissolution of Group.                                N/A
                                                                  ------------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   2/1/99
      -------------


                                                   BANK ONE CORPORATION

                                          By:      /s/ DAVID J. KUNDERT
                                                   David J. Kundert
                                                   EXECUTIVE VICE PRESIDENT